Exhibit 99.1

Voting Results of Extraordinary General Meeting of NIO Inc.

At the extraordinary general meeting of shareholders of NIO Inc. (the “Company”) held on June 3, 2021 (the “EGM”), the Company’s shareholders adopted the following resolutions:

AS A SPECIAL RESOLUTION, THAT the Company’s Eleventh Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated by the deletion in their entirety and by the substitution in their place of the Twelfth Amended and Restated Memorandum and Articles of Association, substantially in the form attached as Exhibit A to the notice of this meeting.

Members holding 364,127,583 Class A ordinary shares (including Class A ordinary shares represented by American depositary shares), 128,293,932 Class B ordinary shares and 148,500,000 Class C ordinary shares were present in person or by proxy, representing 67.4% of all votes attaching to all shares in issue and entitled to vote at this meeting. The voting results are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
AS A SPECIAL RESOLUTION, THAT the Company’s Eleventh Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated by the deletion in their entirety and by the substitution in their place of the Twelfth Amended and Restated Memorandum and Articles of Association, substantially in the form attached as Exhibit A to the notice of this meeting.	2,051,673,940	99.3%	4,015,030	0.2%	9,614,341	0.5%